Filed by Corporate Property Associates 14 Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934
Subject Company: Corporate Property Associates 14 Incorporated
This filing relates to a proposed merger of Corporate Property Associates 12 Incorporated (“CPA®:12”) with and into Corporate Property Associates 14 Incorporated (“CPA®:14”) pursuant to the terms of an Agreement and Plan of Merger dated as of June 29, 2006 (the “Merger Agreement”), by and among CPA®:14, CPA®:12, CPA 14 Acquisition Inc., CPI Holdings Incorporated and CPA 12 Merger Sub Inc. For further information, please see the Form 8-K filed by CPA®:14 with the SEC on June 30, 2006 and the Form 8-K/A filed by CPA®:14 with the SEC on July 6, 2006 attaching the Merger Agreement.
2006 FIRST QUARTER REPORT CORPORATE PROPERTY ASSOCIATES 14 GENERATING INCOME FOR INVESTORS SINCE 1997

Dear Fellow CPA®:14 Shareholders
We are pleased to provide you with updated information about CPA®:14’s portfolio for the three-month period ended March 31, 2006.
     Rental revenues and net income were slightly below the comparable period in 2005, while cash flows from operating activities increased and continued to fund quarterly distributions to shareholders and meet scheduled principal payment installments on mortgage debt. Formed in 1997, CPA®:14 has developed into a diversified portfolio of single- tenant triple-net leased real estate properties that as of March 31, 2006 consisted of 236 properties leased to 74 tenants, totaling more than 24 million square feet located throughout the United States, Finland, France, the Netherlands and the United Kingdom.
Proposed Merger
In June 2006, we announced a proposed merger with CPA®:12, a non- traded REIT also managed by W. P. Carey & Co. LLC. If the merger is realized based upon the proposed terms, CPA®:14 will purchase those CPA®:12 properties that meet CPA®:14’s investment criteria for $10.30 per share, in either cash or shares of CPA®:14, as elected by the shareholder. CPA®:12 investors will also receive a $3.00 per share cash distribution from the sale of assets with shorter term leases to W. P. Carey & Co. LLC. Completion of the merger is subject to various conditions, including shareholder approval, and cannot be assured. It is currently expected that the merger would not be presented to shareholders for approval until at least the third quarter of this year. For further information, please reference www.cpa14.com which contains our Form 8-K filed with the SEC on June 30, 2006 and our Form 8-K/A filed with the SEC on July 6, 2006 attaching the merger agreement.
Portfolio Update
In May 2006, we completed the sale of a facility in Rochester, MN for $36.8 million, which resulted in a GAAP gain of approximately $16.2 million. In June 2006, we completed the sale of an office building in New York, NY for $208 million, together with our affiliate CPA®:15, which resulted in a GAAP gain of approximately $44 million. Our share of the sales price and related gain is $83.2 million and $17.6 million, respectively. As a result of the gain on sales for both the Rochester, MN and New York, NY facilities, CPA®:14 shareholders will receive a special distribution on July 14, 2006 of $0.45 per share.
Quarterly Distribution
Our first quarter 2006 distribution increased to $.1924 per share, which equates to an annualized yield of 7.7% based on our original share price of $10.00. Upon payment of the quarterly cash distribution on April 13, 2006, W. P. Carey & Co. LLC and its CPA® funds paid more than $2 billion through more than 700 distributions to investors since the inception of the first CPA® fund in 1979.
Distribution Reinvestment and
Share Purchase Plan (DRIP)
As a reminder, our DRIP enables you to reinvest your quarterly distributions in new CPA®:14 shares at our current net asset value and enjoy the effects of compounding returns. It’s a convenient and cost- effective way to increase your investment portfolio. For more information about how you can take advantage of this program, please contact our Investor Relations Department at 1-800-WP CAREY or IR@wpcarey.com

Shareholder Access
Please consider receiving your future investor correspondence, such as this quarterly report, electronically. Register at www.wpcarey.com/ShareholderAccess and you will find a convenient, secure and cost-effective way to access your CPA®:14 investment information online 24 hours a day, seven days a week. In addition to lowering shareholder expenses, you will be able to access your current investment balances and distribution history, among other options.
On behalf of the entire CPA®:14 family, we thank you for your continued confidence and support.
With best regards,

Wm. Polk Carey	Gordon F. DuGan	Edward V. LaPuma
Chairman of the Board	Chief Executive Officer	President
Additional Information About
The Proposed Merger
     CPA®:14 stockholders, CPA®:12 stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials which will be filed by CPA®:14 and CPA®:12 with the Securities and Exchange Commission (the “SEC”). These documents will contain important information, which should be read carefully before any decision is made with respect to the proposed merger. When documents are filed with the SEC, they will be available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:14’s website (www.cpa14.com) or by accessing CPA®:12’s website (www.cpa12.com).
     CPA®:14, CPA®:12 and certain of their executive officers and members of management, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
P.S. As always, please direct any change of address, name and transfer instructions to our transfer agent:
W. P. Carey & Co. LLC
c/o Phoenix American Financial Services
2401 Kerner Boulevard, San Rafael, CA 94901
1-888-241-3737 • www.wpcarey.com/ShareholderAccess
Please note that this letter provides only a summary of the information contained in our quarterly report on Form 10-Q for the three-month period ended March 31, 2006, which we have filed with the Securities and Exchange Commission. We encourage you to read the full report, which can be found at www.cpa14.com.

Consolidated Statements of Income (Unaudited)
(in thousands except share and per share amounts)

	Three months ended March 31,
	2006	2005

Revenues
Rental income	$28,939	$28,929
Interest income from direct financing leases	3,482	3,645
Other operating income	442	621

	32,863	33,195

Operating Expenses
Depreciation	(5,851)	(5,904)
Property expenses	(5,363)	(5,631)
General and administrative	(1,668)	(1,585)

	(12,882)	(13,120)

Other Income and Expenses
Income from equity investments	4,258	3,811
Other interest income	461	358
Minority interest in income	(543)	(448)
Gain on derivative instruments and other gains, net	376	2,423
Gain (loss) on foreign currency transactions, net	341	(303)
Interest expense	(12,800)	(13,245)

	(7,907)	(7,404)

Income from continuing operations	12,074	12,671
Discontinued Operations
Income from operations of discontinued properties	—	144
Gain on sale of real estate	—	196

Income from discontinued operations	—	340

Net Income	$12,074	$13,011

Basic Earnings Per Share
Income from continuing operations	$.18	$.18
Income from discontinued operations	—	.01

Net Income	$.18	$.19

Dividends Declared Per Share	$.1924	$.1904

Weighted Average Shares Outstanding — Basic	68,429,285	68,025,078

w w w . c p a 1 4 . c o m

Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Three months ended March 31,
	2006	2005 (Revised)

Cash flows from operating activities
Net income	$12,074	$13,011
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,149	6,187
Straight-line rent adjustments	(777)	(892)
Income from equity investments in excess of distributions received	(268)	(54)
Minority interest in income	543	448
Security deposit placed in restricted account	(1,467)	—
Issuance of shares to affiliate in satisfaction of fees due	2,264	2,156
Increase (decrease) in prepaid and deferred rental income and security deposits	2,842	(3,781)
Realized gain on foreign currency transactions, net	(277)	—
Unrealized (gain) loss on foreign currency transactions, net	(64)	303
Unrealized gain on derivatives, net	(191)	(2,406)
Reversal of unrealized loss on derivatives	(229)	—
Realized loss on sale of securities	44	—
Gain from sale of real estate	—	(196)
Change in other operating assets and liabilities, net	361	(1,384)

Net cash provided by operating activities	21,004	13,392

Cash flows from investing activities
Equity distributions received in excess of equity income	806	719
Capitalized expenditures	(145)	(50)
Proceeds from sales of securities	2,986	—
Proceeds from sale of real estate	—	9,000
Payment of deferred acquisition fees to an affiliate	(3,514)	(3,420)

Net cash provided by investing activities	133	6,249

Cash flows from financing activities
Distributions paid	(13,107)	(12,892)
Proceeds from issuance of shares, net of costs	1,506	1,615
Prepayment of mortgage principal	(8,677)	—
Payments of mortgage principal	(3,167)	(3,060)
Payment of mortgage deposits	(45)	—
Purchase of treasury stock	(1,820)	(1,369)
Distributions to minority interest partner, net of contributions	(1,043)	(939)

Net cash used in financing activities	(26,353)	(16,645)

Effect of exchange rate changes on cash	61	(448)

Net (decrease) increase in cash and cash equivalents	(5,155)	2,548
Cash and cash equivalents, beginning of period	37,871	36,395

Cash and cash equivalents, end of period	$32,716	$38,943

Consolidated Balance Sheets (Unaudited)
(in thousands except share and per share amounts)

	March 31, 2006	December 31, 2005
		(Note)

Assets
Real estate, net	$941,116	$943,637
Net investment in direct financing leases	115,717	115,513
Equity investments	142,878	143,417
Cash and cash equivalents	32,716	37,871
Marketable securities	6,611	9,267
Other assets, net	47,426	45,331

Total assets	$1,286,464	$1,295,036

Liabilities and Shareholders’ Equity
Liabilities:
Mortgage notes payable	$653,747	$663,098
Accrued interest	4,255	4,358
Due to affiliates	4,103	4,894
Accounts payable, accrued expenses and other liabilities	6,964	5,887
Prepaid and deferred rental income and security deposits	23,150	20,296
Deferred acquisition fees payable to affiliate	12,910	16,424
Distributions payable	13,167	13,103

Total liabilities	718,296	728,060

Minority interest in consolidated entities	24,532	25,012

Commitments and contingencies
Shareholders’ equity:
Common stock, $.001 par value; 120,000,000 shares authorized; 70,625,969 and 70,308,710 issued and outstanding at March 31, 2006 and December 31, 2005	71	70
Additional paid-in capital	639,778	636,009
Distributions in excess of accumulated earnings	(82,263)	(81,166)
Accumulated other comprehensive income	7,899	7,080

	565,485	561,993
Less, treasury stock at cost, 2,189,801 and 2,028,584 shares at March 31, 2006 and December 31, 2005	(21,849)	(20,029)

Total shareholders’ equity	543,636	541,964

Total liabilities and shareholders’ equity	$1,286,464	$1,295,036

Note: The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date.